Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 17, 2007

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Norsk Hydro Produksjon AS on July 17, 2007, entitled "Norsk Hydro Produksjon AS announces extension of consent solicitation".

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statement on Form F-4 (File No. 333-141445) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Norsk Hydro Produksjon AS announces extension of consent solicitation

Oslo (July 17, 2007): Norsk Hydro Produksjon AS (“Norsk Hydro Produksjon”) announced today the extension of its consent solicitation in respect of its 9.125% Debentures due 2014 (the “2014 Debentures”) to 5:00 p.m., New York time, on 30 July 2007 (the “Expiration Date”). As of 5:00 p.m., New York time, on 16 July 2007, Norsk Hydro Produksjon received the consents of holders of $90,000 of the $478,000 outstanding principal amount of the 2014 Debentures. The extension of the consent solicitation is being made upon the terms and is subject to the conditions set forth in the consent solicitation statement and prospectus dated 19 June 2007 (the “Consent Solicitation Statement”) and the related consent letter dated 19 June 2007 (the “Consent Letter”).

A soliciting dealer fee of $20 for each $1,000 principal amount of 2014 Debentures for which valid and unrevoked consents are delivered on or prior to the Expiration Date will be paid by Norsk Hydro Produksjon to qualifying brokers.

As previously announced, as of 5:00 p.m., New York time, on 3 July 2007, Norsk Hydro Produksjon received the consents of holders of a majority in outstanding principal amount of the 7.25% Debentures due 2027, the other outstanding series of Norsk Hydro Produksjon securities.

Citigroup Global Markets Limited is acting as Solicitation Agent with respect to the consent solicitation. Questions with respect to the terms of the extended consent solicitation should be directed to Citi at +44 (0) 20 7986 8969, (800) 558-3745 (toll free) or (212) 723-6106 (collect).

Global Bondholder Services Corporation (“GBSC”) is acting as both “Information Agent” and “Tabulation Agent” with respect to the consent solicitation. Requests for assistance in completing and delivering the Consent Letter or requests for additional copies of the Consent Solicitation Statement, the Consent Letter or other related documents for the extended consent solicitation should be directed to GBSC at +1 866 387 1500 (toll-free) or +1 212 430-3774 (banks and brokers).

STATOIL ASA (Registrant)
Dated: July 17, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer